Form 10-K, Exhibit 13
period 1995-12-31
SABINE ROYALTY TRUST
filed 1996-04-01
CIK 710752

                                                                      EXHIBIT 13

Portions of
SABINE ROYALTY TRUST
1995 Annual Report

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest (the "Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "SBR." The following table sets forth the high and low sales prices for the Units and the aggregate amount of cash distributions paid by the Trust during the periods indicated.


- -------------------------------------------------------------------------------
                                       Sales Price              Distributions
1995                               High            Low             per Unit
- -------------------------------------------------------------------------------
First Quarter....................$10.500         $ 9.630           $.27117
Second Quarter................... 10.250           9.880            .28269
Third Quarter.................... 10.250           8.630            .26847
Fourth Quarter...................  9.130           7.880            .20483
1994
- -------------------------------------------------------------------------------
First Quarter....................$14.750         $13.370           $.27805
Second Quarter................... 13.870          13.130            .32245
Third Quarter.................... 13.620          13.250            .30695
Fourth Quarter................... 13.500           9.750            .29037
- -------------------------------------------------------------------------------


At March 15, 1996, there were 14,579,345 Units outstanding and approximately 4,031 Unit holders of record.

- -------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
- -------------------------------------------------------------------------------


Years Ended December 31           1995          1994        1993         1992         1991
- -----------------------------------------------------------------------------------------------
Royalty Income............... $16,088,936   $18,669,739  $22,140,733  $20,246,115  $23,182,549
Distributable Income.......... 14,829,839    17,441,297   20,893,820   19,050,150   22,113,076
Distributable Income per Unit....... 1.02          1.20         1.43     1.31             1.52
Total Assets at Year End....... 6,598,427     7,172,645    7,446,908    8,824,368    9,389,587
Distributions per Unit.............. 1.03          1.20         1.46         1.29         1.55
- -----------------------------------------------------------------------------------------------


TRUSTEE'S DISCUSSION AND ANALYSIS

Sabine Royalty Trust (the "Trust") makes monthly distributions to its Unit holders of the excess of the preceding month's revenues received over expenses incurred. Upon receipt, royalty income is invested in short-term investments until its subsequent distribution. In accordance with the Trust Agreement, the Trust's only long-term assets consist of royalty interests in producing oil and gas properties. Although the Trust is permitted to borrow funds if necessary to continue its operations, borrowings are not anticipated in the foreseeable future.

Distributable income consists of royalty income plus interest income plus any decrease in cash reserves established by the Trustee less general and administrative expenses of the Trust less any increase in cash reserves established by the Trustee. The Trust's royalty income represents payments received during a particular time period for oil and gas production from the Trust's properties. Because of various factors which influence the timing of the Trust's receipt of payments, royalty income for any particular time period will usually include payments for oil and gas produced in prior periods. The oil and gas volumes and associated prices indicated in the Trustee's letter to Unit holders on page one relate to oil and gas production attributable to 1995 even though the Trust may not have received payment during 1995. The price and volume figures which follow differ from those on page one because they represent the volumes and prices for which the Trust received payment during 1995.

Royalty income during 1995 decreased approximately $2,581,000, or 13.8 percent, compared to 1994 royalty income, which had decreased approximately $3,471,000, or 15.7 percent, from 1993 royalty income.

Revenues generated by sales of oil and gas decreased in 1995 from 1994 as the result of lower gas prices offset slightly by higher oil prices and decreased volumes of oil and gas sold. Gas volumes sold decreased from 6,374,888 thousand cubic feet ("Mcf") in 1994 to 5,936,059 Mcf in 1995, after decreasing from 7,180,558 in 1993. The average price per Mcf of gas received by the Trust decreased from $1.89 in 1994 to $1.45 in 1995, having decreased from $1.93 in 1993. A mild winter at the end of 1994 contributed to the decline in gas prices.

Oil volumes sold declined from 629,094 barrels in 1993 and 561,501 barrels in 1994 to 534,266 barrels in 1995. The average price per barrel of oil received by the Trust increased from $14.28 in 1994 to $15.65 in 1995 after decreasing from $16.29 in 1993. Prices for domestic oil strengthened during 1995 due to domestic market demands.

While the Trust's decreased revenues resulted in fewer funds available for temporary investment, interest income increased during 1995 due to substantially higher interest rates than in 1994. General and administrative expenses increased in 1995 from 1994, largely due to additional expenditures for professional fees.

INDEPENDENT AUDITORS' REPORT
UNIT HOLDERS OF SABINE ROYALTY TRUST AND NATIONSBANK OF TEXAS, N.A., TRUSTEE:

We have audited the statements of assets, liabilities and trust corpus of Sabine Royalty Trust (the "Trust") as of December 31, 1995 and 1994, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 1995 and 1994, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1995, on the basis of accounting described in Note 2.

/sig/ DELOITTE & TOUCHE LLP
Dallas, Texas
March 19, 1996

FINANCIAL STATEMENTS
SABINE ROYALTY TRUST
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

- --------------------------------------------------------------------------------
December 31                                      1995              1994
- --------------------------------------------------------------------------------
ASSETS
Cash and short-term investments...........    $2,508,295       $  2,546,349
Royalty interests in oil and gas properties
  less accumulated amortization of
  $18,305,053 and $17,768,889...............   4,090,132          4,626,296
- --------------------------------------------------------------------------------
Total.....................................    $6,598,427       $  7,172,645
- --------------------------------------------------------------------------------


LIABILITIES AND TRUST CORPUS
Trust expenses payable....................$   499,110             $    563,736
Other payables (Note 4)...................    652,175                  479,212
Trust corpus (14,579,345 units of
  beneficial interest authorized and
  outstanding)............................  5,447,142                6,129,697
- --------------------------------------------------------------------------------------
Total..................................... $6,598,427             $  7,172,645
- --------------------------------------------------------------------------------------



STATEMENTS OF DISTRIBUTABLE INCOME
- --------------------------------------------------------------------------------------
Years Ended December 31.......................1995            1994          1993
- --------------------------------------------------------------------------------------
Royalty income.............................$16,088,936    $ 18,669,739   $22,140,733
Interest income............................    108,213          75,510        77,507
- --------------------------------------------------------------------------------------
Total...................................... 16,197,149      18,745,249    22,218,240
General and administrative
expenses (Note 6)..........................  1,367,310       1,303,952     1,324,420
- --------------------------------------------------------------------------------------
Distributable income.......................$14,829,839    $ 17,441,297   $20,893,820
- --------------------------------------------------------------------------------------
Distributable income per unit
  (14,579,345 units) (Note 1)..............$      1.02    $       1.20   $      1.43
- --------------------------------------------------------------------------------------
Distributions per unit (Note 3)............$      1.03    $       1.20   $      1.46
- --------------------------------------------------------------------------------------



STATEMENTS OF CHANGES IN TRUST CORPUS
- --------------------------------------------------------------------------------------
Years Ended December 31...................1995            1994           1993
- --------------------------------------------------------------------------------------
Trust corpus, beginning of year........$ 6,129,697    $  6,801,613    $ 8,049,602
Amortization of royalty interests......   (536,164)       (648,815)      (831,622)
Distributable income................... 14,829,839      17,441,297     20,893,820
Distributions to uni holders
(Note 3)...............................(14,976,230)    (17,464,398)   (21,310,187)
- --------------------------------------------------------------------------------------
Trust corpus, end of year..............$ 5,447,142    $  6,129,697    $ 6,801,613
- --------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
1. TRUST ORGANIZATION AND PROVISIONS

Sabine Royalty Trust (the "Trust") was established by the Sabine Corporation Royalty Trust Agreement (the "Trust Agreement"), made and entered into effective as of December 31, 1982, to receive a distribution from Sabine Corporation ("Sabine") of royalty and mineral interests, including landowner's royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interest, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas (the "Royalties").

Certificates evidencing units of beneficial interest (the "Units") in the Trust were mailed on December 31, 1982 to Sabine's shareholders of record on December 23, 1982, on the basis of one Unit for each share of Sabine's outstanding common stock. In May 1988, Sabine was acquired by Pacific Enterprises, a California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) ("Pacific (USA)"), a California corporation and a wholly owned subsidiary of Pacific Enterprises, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific
(USA), as successor to Sabine, has assumed by operation of law all of Sabine's rights and obligations with respect to the

Trust. The Units are listed and traded on the New York Stock Exchange.

In connection with the transfer of the Royalties to the Trust upon its formation, Sabine had reserved to itself all executive rights, including rights to execute leases and to receive bonuses and delay rentals. In January 1993, Pacific (USA) completed the sale of substantially all its producing oil and gas assets to a third party. The sale did not include executive rights relating to the Royalties, and Pacific (USA)'s ownership of such rights was not affected by the sale.

NationsBank of Texas, N.A., as trustee (the "Trustee"), acts as trustee of the Trust. The terms of the Trust Agreement provide, among other things, that:

 . The Trust shall not engage in any business or commercial activity of any kind or acquire assets other than those initially transferred to the Trust.

 . The Trustee may not sell all or any part of its assets unless approved by the holders of a majority of the outstanding Units in which case the sale must be for cash and the proceeds, after satisfying all existing liabilities, promptly distributed to Unit holders.

 . The Trustee may establish a cash reserve for the payment of any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable.

 . The Trustee will use reasonable efforts to cause the Trust and the Unit holders to recognize income and expenses on monthly record dates.

 . The Trustee is authorized to borrow funds to pay liabilities of the Trust provided that such borrowings are repaid in full before any further distributions are made to Unit holders.

 . The Trustee will make monthly cash distributions to Unit holders of record on the monthly record date (see Note 3).

Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the Trust Agreement, the Trustee does not consider any of the officers and employees of the Trustee to be "officers" or "executive officers" of the Trust as such terms are defined under applicable rules and regulations adopted under the Securities Exchange Act of 1934.

The proceeds of production from the Royalties are receivable from hundreds of separate payors. In order to facilitate creation of the Trust and to avoid the administrative expense and inconvenience of daily reporting to Unit holders, the conveyances by Sabine of the Royalties located in five of the six states provided for the execution of an escrow agreement by Sabine and the initial trustee of the Trust, in its capacities as trustee of the Trust and as escrow agent. The conveyances of Sabine of the Royalties located in Louisiana provided for the execution of a substantially identical escrow agreement by Sabine and a Louisiana bank in the capacities of escrow agent and of trustee under the name of Sabine Louisiana Royalty Trust. Sabine Louisiana Royalty Trust, the sole beneficiary of which is the Trust, was established in order to avoid uncertainty under Louisiana law as to the legality of the Trustee's holding record title to the Royalties located in Louisiana.

Pursuant to the terms of the escrow agreements and the conveyances of the properties by Sabine, the proceeds of production from the Royalties for each calendar month, and interest thereon, are collected by the escrow agents and are paid to and received by the Trust only on the next monthly record date. The escrow agents have agreed to endeavor to assure that they incur and pay expenses and fees for each calendar month only on the next monthly record date. The Trust Agreement also provides that the Trustee is to endeavor to assure that income of the Trust will be accrued and received and expenses of the Trust will be incurred and paid only on each monthly record date. Assuming that the escrow agreement is recognized for Federal income tax purposes and that the Trustee and the escrow agents are able to control the timing of income and expenses, as stated above, cash and accrual basis Unit holders should be treated as realizing income only on each monthly record date. The Trustee is treating the escrow agreement as effective for tax purposes. However, for financial reporting purposes, royalty and interest income are recorded in the calendar month in which the amounts are received by either the escrow agents or the Trust.

Distributable income as determined for financial reporting purposes for a given quarter will not usually equal the sum of distributions made during that quarter. Distributable income for a given quarter will approximate the sum of the distributions made during the last two months of such quarter and the first month of the next quarter.

2. ACCOUNTING POLICIES
BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:

 . Royalty income, net of severance and ad valorem taxes, and interest income are recognized in the month in which amounts are received by the Trust (see
   Note 1).

 . Trust expenses, consisting principally of routine general and administrative costs, include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

 . Royalties that are producing properties are amortized using the unit-of-production method. This amortization is shown as a reduction of trust corpus.

 .  Distributions to Unit holders are recognized when declared by the Trustee
   (see Note 3).

The financial statements of the Trust differ from financial statements prepared in conformity with generally accepted accounting principles because of the following:

 . Royalty income is recognized in the month received rather than in the month of production.

 . Expenses other than those expected to be paid on the following monthly record date are not accrued.

 . Amortization of the Royalties is shown as a reduction to trust corpus and not as a charge to operating results.

USE OF ESTIMATES

The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment. If an impairment event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss will be recognized as measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The statement is effective for fiscal years beginning after December 15, 1995. The Trustee does not anticipate implementation of SFAS No. 121 will have a material impact on the distributable income or financial position.

FEDERAL INCOME TAXES

The Internal Revenue Service has ruled that the Trust would be classified as a grantor trust for Federal income tax purposes and therefore is not subject to taxation at the trust level. The Unit holders are considered, for Federal income tax purposes, to own the Trust's income and principal as though no trust were in existence. Accordingly, no provision for Federal income tax expense has been made in these financial statements. The income of the Trust will be deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust.

3. DISTRIBUTIONS TO UNIT HOLDERS

The amount to be distributed to Unit holders ("Monthly Income Amount") is determined on a monthly basis. The Monthly Income Amount is an amount equal to the sum of cash received by the Trust during a monthly period (the period commencing on the day after a monthly record date and continuing through and including the next succeeding monthly record date) attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. Unit holders of record as of the monthly record date (the 15th day of each calendar month except in limited circumstances) are entitled to have distributed to them the calculated Monthly Income Amount for such month on or before 10 business days after the monthly record date. The Monthly Income Amount per Unit is declared by the Trust no later than 10 days prior to the monthly record date.

The cash received by the Trust from purchasers of the Trust's oil and gas production consists of gross sales of production less applicable severance taxes.

4. OTHER PAYABLES


Other payables consist of the following:
- --------------------------------------------------------------------------------
December 31                                     1995         1994
- --------------------------------------------------------------------------------
Funds due to (from) payors for royalties
erroneously forwarded to the Trust............$    (71)    $ (4,324)
Royalty receipts in suspense pending
  verification of ownership interest or title. 652,246      483,536
- --------------------------------------------------------------------------------
Total.........................................$652,175     $479,212
- --------------------------------------------------------------------------------


The Trustee believes that these amounts represent an ordinary operating condition of the Trust and that they will be paid or released in the normal course of business.

5. SUBSEQUENT EVENTS
Subsequent to December 31, 1995, the Trust declared the following distributions:


Monthly          Payment    Distribution
Record Date       Date        per Unit
- --------------------------------------------------------------------------------
January 16     January 30        $.06285
February 15    February 29        .09896
March 15       March 29           .11159


6. TRUSTEE'S FEES AND EXPENSES
Fees and expenses for the years ended December 31, associated with the Trustee's services for the Trust pursuant to the Trust Agreement, were as follows:

- --------------------------------------------------------------------------------
                             1995         1994      1993
- --------------------------------------------------------------------------------
Trustee's fee..............$187,966     $178,457  $181,467
Escrow agent's fee......... 563,908      535,376   544,408
- --------------------------------------------------------------------------------
Total fees and expenses....$751,874     $713,833  $725,875
- --------------------------------------------------------------------------------


7. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth the royalty income, distributable income and distributable income per Unit of the Trust for each quarter in the years ended December 31, 1995 and 1994 (in thousands, except per Unit amounts):

- --------------------------------------------------------------------------------
Calendar          Royalty  Distributable     Distributable
Quarter           Income      Income        Income per Unit
- --------------------------------------------------------------------------------
1995
- ----
First.............$ 4,297     $ 3,967            $ .27
Second............  4,541       4,187              .29
Third.............  4,253       3,990              .27
Fourth............  2,998       2,686              .19
- --------------------------------------------------------------------------------
                  $16,089     $14,830            $1.02
- --------------------------------------------------------------------------------
1994
- ----
First.............$ 4,632     $ 4,296             $.29
Second............  4,724       4,408              .31
Third.............  4,772       4,475              .31
Fourth............  4,542       4,262              .29
- --------------------------------------------------------------------------------
                  $18,670     $17,441            $1.20
- --------------------------------------------------------------------------------


8. SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
RESERVE QUANTITIES

Information regarding estimates of the proved oil and gas reserves attributable to the Trust are based on reports prepared by DeGolyer and MacNaughton, independent petroleum engineering consultants. Estimates were prepared in accordance with Statement of Financial Accounting Standards No. 69 and the guidelines established by the Securities and Exchange Commission.

Oil and gas reserve quantities (all located in the United States) are estimates based on information available at the time of their preparation. Such estimates are subject to change as additional information becomes available. Reserves actually recovered, and the timing of the production of those reserves, may differ substantially from original estimates. The following schedule presents changes in the Trust's total proved reserves (in thousands):


- --------------------------------------------------------------------------------
                                         Oil (Barrels)  Gas (Mcf)
- --------------------------------------------------------------------------------
January 1, 1993..............................5,591        37,427
   Revisions of previous estimates...........  723         4,415
   Production................................ (580)       (5,965)
- --------------------------------------------------------------------------------
December 31, 1993............................5,734        35,877
   Revisions of previous estimates...........  469         5,565
   Production................................ (546)       (5,970)
- --------------------------------------------------------------------------------
December 31, 1994............................5,657        35,472
   Revisions of previous estimates...........  462         6,628
   Production................................ (581)       (5,651)
- --------------------------------------------------------------------------------
December 31, 1995............................5,538        36,449


Estimated quantities of proved developed reserves of oil and gas as of the dates indicated were as follows (in thousands):


- --------------------------------------------------------------------------------
                                         Oil (Barrels)  Gas (Mcf)
- --------------------------------------------------------------------------------
Proved developed reserves:
   January 1, 1993............................5,366      37,105
   December 31, 1993..........................5,184      35,453
   December 31, 1994..........................5,176      35,135
   December 31, 1995..........................5,061      35,606
- --------------------------------------------------------------------------------

DISCLOSURE OF A STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

The following is a summary of a standardized measure (in thousands) of discounted future net cash flows related to the Trust's total proved oil and gas reserve quantities. Information presented is based upon a valuation of proved reserves by using discounted cash flows based upon current oil and gas prices and severance and ad valorem taxes, if any, and economic conditions, discounted at the required rate of 10 percent. As the Trust is not subject to taxation at the trust level, no provision for income taxes has been made in the following disclosure. The impact of changes in current prices on reserves could vary significantly from year to year. Accordingly, the information presented below should not be viewed as an estimate of the fair market value of the Trust's oil and gas properties nor should it be viewed as indicative of any trends.


- --------------------------------------------------------------------------------
December 31                                    1995         1994       1993
- --------------------------------------------------------------------------------
Future net cash inflows......................$131,627     $131,187   $139,974
Discount of future net cash flows at 10%..... (62,362)     (60,999)   (62,985)
- --------------------------------------------------------------------------------
Standardized measure of discounted future
net cash flows...............................$ 69,265     $ 70,188   $ 76,989
- --------------------------------------------------------------------------------


The change in the standardized measure of discounted future net cash flows for the years ended December 31, 1995, 1994 and 1993 is as follows (in thousands):


- --------------------------------------------------------------------------------
                                               1995          1994       1993
- --------------------------------------------------------------------------------
Standardized measure of discounted future net
  cash flows, January 1......................$ 70,188      $ 76,989   $ 81,080
Royalty income, net of severance and
  ad valorem taxes........................... (16,089)      (18,670)   (22,141)
Changes in prices, net of related costs......    (470)       (4,115)    (1,528)



Revisions of previous estimates and other....    8,617     8,285     11,470
Accretion of discount........................    7,019     7,699      8,108
- --------------------------------------------------------------------------------
Standardized measure of discounted future net
cash flows, December 31...................... $ 69,265  $ 70,188   $ 76,989
- --------------------------------------------------------------------------------
