Form 10-K405, Exhibit 13
period 1996-12-31
SABINE ROYALTY TRUST
filed 1997-03-31
CIK 710752

                                                                      EXHIBIT 13

SABINE ROYALTY TRUST
Portions of 1996 Annual Report

UNITS OF BENEFICIAL INTEREST
The units of beneficical interest (the "Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "SBR." The following table sets forth the high and low sales prices for the Units and the aggregate amount of cash distributions paid by the Trust during the periods indicated.

                                      Sales Price    Distributions
1996                                 High     Low      per Unit
First Quarter......................  $9.125  $8.000     $.27340
Second Quarter.....................  10.125   9.125      .35717
Third Quarter......................  11.750   9.500      .42173
Fourth Quarter.....................  12.875  10.875      .31833
1995
First Quarter...................... $10.500  $9.630     $.27117
Second Quarter.....................  10.250   9.880      .28269
Third Quarter......................  10.250   8.630      .26847
Fourth Quarter.....................   9.130   7.880      .20483

At March 18, 1997, there were 14,579,345 Units outstanding and approximately 3,669 Unit holders of record.

SELECTED FINANCIAL DATA

                                                      Years Ended December 31,
                                 ------------------------------------------------------------------
                                    1996           1995          1994          1993         1992
                                    ----           ----          ----          ----         ----
Royalty Income.................. $22,173,492   $16,088,936   $18,669,739   $22,140,733   $20,246,115
Distributable Income............  20,972,323    14,829,839    17,441,297   20,893,820     19,050,150
Distributable Income per Unit...        1.44          1.02          1.20         1.43           1.31
Total Assets at Year End........   6,868,761     6,598,427     7,172,645    7,446,908      8,824,368
Distributions per Unit..........        1.37          1.03          1.20         1.46           1.29

TRUSTEE'S DISCUSSION AND ANALYSIS
Sabine Royalty Trust (the "Trust") makes monthly distributions to its Unit holders of the excess of the preceding month's revenues received over expenses incurred. Upon receipt, royalty income is invested in short-term investments until its subsequent distribution. In accordance with the Trust Agreement, the Trust's only long-term assets consist of royalty interests in producing oil and gas properties. Although the Trust is permitted to borrow funds if necessary to continue its operations, borrowings are not anticipated in the foreseeable future.
Distributable income consists of royalty income plus interest income plus any decrease in cash reserves established by the Trustee less general and administrative expenses of the Trust less any increase in cash reserves established by the Trustee. The Trust's royalty income represents payments received during a particular time period for oil and gas production from the Trust's properties. Because of various factors which influence the timing of the Trust's receipt of payments, royalty income for any particular time period will usually include payments for oil and gas produced in prior periods. The oil and gas volumes and associated prices indicated in the Trustee's letter to Unit holders on page one relate to oil and gas production attributable to 1996 even though the Trust may not have received payment during 1996. The price and volume figures which follow differ from those on page one because they represent the volumes and prices for which the Trust received payment during 1996.
Royalty income during 1996 increased approximately $6,085,000, or 37.8 percent, compared to 1995 royalty income, which had decreased approximately $2,581,000, or 13.8 percent, from 1994 royalty income.
Revenues generated by sales of oil and gas increased in 1996 from 1995 as the result of higher oil and gas prices and increased volumes of oil and gas sold. Gas volumes sold increased from 5,936,059 thousand cubic feet ("Mcf") in 1995 to 6,565,302 Mcf in 1996, after decreasing from 6,374,888 in 1994. The average price per Mcf of gas received by the Trust increased from $1.45 in 1995 to $1.98 in 1996, having decreased from $1.89 in 1994. Extreme weather conditions during 1996 contributed to the increase in gas prices.
Oil volumes sold increased to 660,521 barrels in 1996 from 534,266 barrels in 1995 and 561,501 barrels in 1994. The average price per barrel of oil received by the Trust increased to $17.31 in 1996 from $15.65 in 1995 and $14.28 in 1994. Prices for domestic oil strengthened during 1996 due to income increased during 1996 and 1995 due to an increase in funds available for temporary investment, which resulted from the Trust's increased revenues, and higher interest rates. General and administrative expenses decreased in 1996 from 1995, largely due to lower expenditures for professional fees. General and administration expenses increased from 1994 to 1995 due to slightly higher expenditures for professional services.

INDEPENDENT AUDITORS' REPORT

UNIT HOLDERS OF SABINE ROYALTY TRUST AND NATIONSBANK OF TEXAS, N.A., TRUSTEE:

We have audited the statements of assets, liabilities and trust corpus of Sabine Royalty Trust (the "Trust") as of December 31, 1996 and 1995, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 1996 and 1995, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996, on the basis of accounting described in Note 2.

/SIG/DELOITTE & TOUCHE LLP
Dallas, Texas
March 21, 1997

FINANCIAL STATEMENTS
SABINE ROYALTY TRUST
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

                                                              December 31
                                                        -----------------------
                                                           1996         1995
                                                        ----------   ----------
ASSETS
Cash and short-term investments........................ $3,321,723   $2,508,295
Royalty interests in oil and gas properties
  less accumulated amortization of $18,848,147 and
  $18,305,053..........................................  3,547,038    4,090,132
                                                        ----------   ----------
    Total.............................................. $6,868,761   $6,598,427
                                                        ==========   ==========

LIABILITIES AND TRUST CORPUS
Trust expenses payable................................. $  232,493   $  499,110
Other payables (Note 4)................................    750,725      652,175
Trust corpus (14,579,345 units of beneficial interest
  authorized and outstanding)..........................  5,885,543    5,447,142
                                                        ----------   ----------
    Total.............................................. $6,868,761   $6,598,427
                                                        ==========   ==========

STATEMENTS OF DISTRIBUTABLE INCOME

                                               Years Ended December 31,
                                        ---------------------------------------
                                            1996         1995           1994
                                        -----------   -----------   -----------
Royalty income......................... $22,173,492   $16,088,936   $18,669,739
Interest income........................     142,079       108,213        75,510
                                        -----------   -----------   -----------
Total..................................  22,315,571    16,197,149    18,745,249
General and administrative expenses
  (Note 6).............................   1,343,248     1,367,310     1,303,952
                                        -----------   -----------   -----------
Distributable income................... $20,972,323   $14,829,839   $17,441,297
                                        ===========   ===========   ===========

Distributable income per unit
  (14,579,345 units) (Note 1)..........       $1.44         $1.02         $1.20
Distributions per unit (Note 3)........       $1.37         $1.03         $1.20

STATEMENTS OF CHANGES IN TRUST CORPUS

                                             Years Ended December 31,
                                      ---------------------------------------
                                          1996         1995           1994
                                      -----------   -----------   -----------
Trust corpus, beginning of year...... $  5,447,142  $  6,129,697  $  6,801,613
Amortization of royalty interests....     (543,094)     (536,164)     (648,815)
                                      ------------  ------------  ------------
Distributable income.................   20,972,323     4,829,839    17,441,297
Distributions to unit holders
  (Note 3)...........................  (19,990,828)  (14,976,230)  (17,464,398)
                                      ------------  ------------  ------------
Trust corpus, end of year............ $  5,885,543  $  5,447,142  $  6,129,697
                                      ============  ============  ============

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
1. TRUST ORGANIZATION AND PROVISIONS
Sabine Royalty Trust (the "Trust") was established by the Sabine Corporation Royalty Trust Agreement (the "Trust Agreement"), made and entered into effective as of December 31, 1982, to receive a distribution from Sabine
Corporation ("Sabine") of royalty and mineral interests, including landowner's royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interest, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas (the "Royalties").
Certificates evidencing units of beneficial interest (the "Units") in the Trust were mailed on December 31, 1982 to Sabine's shareholders of record on December 23, 1982, on the basis of one Unit for each share of Sabine's outstanding common stock. In May 1988, Sabine was acquired by Pacific Enterprises, a California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) ("Pacific (USA)"), a
California corporation and a wholly owned subsidiary of Pacific Enterprises, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific (USA), as successor to Sabine, has assumed by operation of law all of Sabine's rights and obligations with respect to the Trust. The Units are listed and traded on the New York Stock Exchange.
In connection with the transfer of the Royalties to the Trust upon its formation, Sabine had reserved to itself all executive rights, including rights to execute leases and to receive bonuses and delay rentals. In January 1993, Pacific (USA) completed the sale of substantially all its producing oil and gas assets to a third party. The sale did not include executive rights relating to the Royalties, and Pacific (USA)'s ownership of such rights was not affected by the sale. NationsBank of Texas, N.A., as trustee (the "Trustee"), acts as trustee of the Trust. The terms of the Trust Agreement provide, among other things, that:
 .The Trust shall not engage in any business or commercial activity of any kind or acquire assets other than those initially transferred to the Trust.
 .The Trustee may not sell all or any part of its assets unless approved by the holders of a majority of the outstanding Units in which case the sale must be for cash and the proceeds, after satisfying all existing liabilities, promptly distributed to Unit holders.
 .The Trustee may establish a cash reserve for the payment of any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable.
 .The Trustee will use reasonable efforts to cause the Trust and the Unit holders to recognize income and expenses on monthly record dates.
 .The Trustee is authorized to borrow funds to pay liabilities of the Trust provided that such borrowings are repaid in full before any further distributions are made to Unit holders.
 .The Trustee will make monthly cash distributions to Unit holders of record on the monthly record date (see Note 3).
Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the Trust Agreement, the Trustee does not consider any of the officers and employees of the Trustee to be "officers" or "executive officers" of the Trust as such terms are defined under applicable rules and regulations adopted under the Securities Exchange Act of 1934.

The proceeds of production from the Royalties are receivable from hundreds of separate payors. In order to facilitate creation of the Trust and to avoid the administrative expense and inconvenience of daily reporting to Unit holders, the conveyances by Sabine of the Royalties located in five of the six states provided for the execution of an escrow agreement by Sabine and the initial trustee of the Trust, in its capacities as trustee of the Trust and as escrow agent. The conveyances by Sabine of the Royalties located in Louisiana provided for the execution of a substantially identical escrow agreement by Sabine and a Louisiana bank in the capacities of escrow agent and of trustee under the name of Sabine Louisiana Royalty Trust. Sabine Louisiana Royalty Trust, the sole beneficiary of which is the Trust, was established in order to avoid uncertainty under Louisiana law as to the legality of the Trustee's holding record title to the Royalties located in Louisiana.
Pursuant to the terms of the escrow agreements and the conveyances of the properties by Sabine, the proceeds of production from the Royalties for each calendar month, and interest thereon, are collected by the escrow agents and are paid to and received by the Trust only on the next monthly record date. The escrow agents have agreed to endeavor to assure that they incur and pay expenses and fees for each calendar month only on the next monthly record date. The Trust Agreement also provides that the Trustee is to endeavor to assure that income of the Trust will be accrued and received and expenses of the Trust will be incurred and paid only on each monthly record date. Assuming that the escrow agreement is recognized for Federal income tax purposes and that the Trustee and the escrow agents are able to control the timing of income and expenses, as stated above, cash and accrual basis Unit holders should be treated as realizing income only on each monthly record date. The Trustee is treating the escrow agreement as effective for tax purposes. However, for financial reporting purposes, royalty and interest income are recorded in the calendar month in which the amounts are received by either the escrow agents or the Trust.
Distributable income as determined for financial reporting purposes for a given quarter will not usually equal the sum of distributions made during that quarter. Distributable income for a given quarter will approximate the sum of the distributions made during the last two months of such quarter and the first month of the next quarter.
2. ACCOUNTING POLICIES
BASIS OF ACCOUNTING
The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:
 .Royalty income, net of severance and ad valorem taxes, and interest income are recognized in the month in which amounts are received by the Trust (see Note 1).
 .Trust expenses, consisting principally of routine general and administrative costs, include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

 .Royalties that are producing properties are amortized using the unit-of-production method. This amortization is shown as a reduction of trust corpus.
 .Distributions to Unit holders are recognized when declared by the Trustee (see
Note 3).
The financial statements of the Trust differ from financial statements prepared in conformity with generally accepted accounting principles because of the following:
 .Royalty income is recognized in the month received rather than in the month of production.
 .Expenses other than those expected to be paid on the following monthly record date are not accrued.
 .Amortization of the Royalties is shown as a reduction to Trust Corpus and not as a charge to operating results.
USE OF ESTIMATES
The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.
NEW ACCOUNTING STANDARDS
Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment. If an impairment event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss will be recognized as measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Trust adopted SFAS No. 121 effective January 1, 1996 and such adoption did not have any impact on the distributable income or financial position of the Trust. FEDERAL INCOME TAXES
The Internal Revenue Service has ruled that the Trust would be classified as a grantor trust for Federal income tax purposes and therefore is not subject to taxation at the trust level. The Unit holders are considered, for Federal income tax purposes, to own the Trust's income and principal as though no trust were in existence. Accordingly, no provision for Federal income tax expense has been made in these financial statements. The income of the Trust will be deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust.
3. DISTRIBUTIONS TO UNIT HOLDERS
The amount to be distributed to Unit holders ("Monthly Income Amount") is determined on a monthly basis. The Monthly Income Amount is an amount equal to the sum of cash received by the Trust during a monthly period (the period commencing on the day after a monthly record date and continuing through and including the next succeeding monthly record date) attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. Unit holders of record as of the monthly record date (the 15th day of each calendar month except in limited circumstances) are entitled to have distributed to them the calculated Monthly Income Amount for such month on or before 10 business days after the monthly record date. The Monthly Income Amount per Unit is declared by the Trust no later than 10 days prior to the monthly record date.
The cash received by the Trust from purchasers of the Trust's oil and gas production consists of gross sales of production less applicable severance taxes.
4. OTHER PAYABLES
Other payables consist of the following:

                                                        December 31,
                                                      1996      1995
                                                      ----      ----
Funds due to (from) payors for royalties
  erroneously forwarded to the Trust................ $ -0-     $   (71)
Royalty receipts in suspense pending
  verification of ownership interest or title....... $750,725  $652,246
                                                     --------  --------
Total............................................... $750,725  $652,175
                                                     ========  ========

The Trustee believes that these amounts represent an ordinary operating condition of the Trust and that they will be paid or released in the normal course of business.
5. SUBSEQUENT EVENTS
Subsequent to December 31, 1996, the Trust declared the following distributions:
Monthly
Record      Payment     Distribution
Date        Date        per Unit
January 15  January 29  $.12625
February 18 February 28  .18552
March 17    March 31     .16251
6. TRUSTEE'S FEES AND EXPENSES
Fees and expenses for the years ended December 31, associated with the Trustee's services for the Trust pursuant to the Trust Agreement, were as follows:

                                  1996       1995       1994
                                  ----       ----       ----
Trustee's fee...................$205,750   $187,966   $178,457
Escrow agent's fee ............. 617,264    563,908    535,376
                                --------   --------   --------
Total fees and expenses.........$823,014   $751,874   $713,833
                                ========   ========   ========

7. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table sets forth the royalty income, distributable income and distributable income per Unit of the Trust for each quarter in the years ended December 31, 1996 and 1995 (in thousands, except per Unit amounts):

Calendar                      Royalty         Distributable   Distributable
Quarter                       Income          Income          Income per Unit
1996
First......................   $5,171          $4,862          $.33
Second.....................    5,970           5,554           .38
Third......................    5,921           5,673           .39
Fourth.....................    5,111           4,883           .34
                             -------         -------         -----
                             $22,173         $20,972         $1.44
                             =======         =======         =====
1995
First......................   $4,297          $3,967          $.27
Second.....................    4,541           4,187           .29
Third......................    4,253           3,990           .27
Fourth.....................    2,998           2,686           .19
                             -------         -------         -----
                             $16,089         $14,830         $1.02
                             =======         =======         =====

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

                                                Oil (Barrels)    Gas(Mcf)
January 1, 1994................................     5,734        35,877
   Revisions of previous estimates.............       469         5,565
   Production..................................      (546)       (5,970)
                                                    -----        ------
December 31, 1994..............................     5,657        35,472
   Revisions of previous estimates.............       462         6,628
   Production..................................      (581)       (5,651)
                                                    -----        ------
December 31, 1995..............................     5,538        36,449
   Revisions of previous estimates.............     1,010         2,980
   Production..................................      (573)       (5,729)
                                                    -----        ------
December 31, 1996..............................     5,975        33,700
                                                    =====        ======

Estimated quantities of proved developed reserves of oil and gas as of the dates indicated were as follows (in thousands):

                                                Oil (Barrels)    Gas(Mcf)
Proved developed reserves:
   January 1, 1994.............................      5,184        35,453
   December 31, 1994...........................      5,176        35,135
   December 31, 1995...........................      5,061        35,606
   December 31, 1996...........................      5,885        33,572

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

                                                  December 31,
                                         ------------------------------
                                           1996       1995       1994
                                           ----       ----       ----
Future net cash inflows................. $175,010   $131,627   $131,187
Discount of future net cash
 flows at 10%...........................  (80,383)   (62,362)   (60,999)
                                         --------   --------   --------
Standardized measure of
 discounted future net
 cash flows.............................  $94,627    $69,265    $70,188
                                          =======    =======    =======

The change in the standardized measure of discounted future net cash flows for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                                    1996      1995      1994
Standardized measure of
  discounted future net
  cash flows, January 1......     $69,265   $70,188   $76,989
Royalty income, net of
  severance and
  ad valorem taxes...........     (22,173)  (16,089)  (18,670)
Changes in prices, net of
   related costs.............      25,715      (470)   (4,115)
Revisions of previous
  estimates and other........      14,894     8,617     8,285
Accretion of discount........       6,926     7,019     7,699
                                  -------   -------   -------
Standardized measure of
   discounted future net
   cash flows, December 31,..     $94,627   $69,265   $70,188
                                  =======   =======   =======

Subsequent to year end, the price of oil and gas decreased significantly. As of March 21, 1997, published natural gas prices were approximately $1.53 per MMbtu and published oil prices were approximately $20.16 per barrel as compared to prices utilized in the Trust's calculation of its year end standardized measure of discounted future net cash flow. This use of current prices when applied will result in a lower standardized measure of discounted future net cash flows.
REPORT OF INDEPENDENT ACCOUNTANTS
TO THE UNIT HOLDERS OF SABINE ROYALTY TRUST:
We have audited the accompanying statements of fees and expenses (as defined in Exhibit C to the Sabine Royalty Trust Agreement) paid by Sabine Royalty Trust to NationsBank of Texas, N.A., as trustee and escrow agent, for the years ended December 31, 1996, 1995 and 1994. These statements are the responsibility of the Trustee's management. Our responsibility is to express an opinion on these statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of fees and expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of fees and expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the statements of fees and expenses audited by us present fairly, in all material respects, the fees and expenses paid by Sabine Royalty Trust to NationsBank of Texas, N.A., as trustee and escrow agent, for the years ended December 31, 1996, 1995 and 1994, in conformity with the Trust
Agreement.
/SIG/PRICE WATERHOUSE LLP
Dallas, Texas
March 25, 1997

STATEMENTS OF FEES AND EXPENSES
STATEMENTS OF FEES AND EXPENSES PAID BY SABINE ROYALTY TRUST TO
NATIONSBANK OF TEXAS, N.A., AS
TRUSTEE AND ESCROW AGENT, FOR EACH OF THE THREE YEARS IN THE
PERIOD ENDED DECEMBER 31, 1996

                                  1996      1995       1994
                                  ----      ----       ----
Trustee's fee.................. $205,750  $187,966  $178,457
Escrow agent's fee.............  617,264   563,908   535,376
                                --------  --------  --------
Total fees paid................  823,014   751,874   713,833
Reimbursements for expenses ...      --        --        --
                                --------  --------  --------
Total fees and expenses paid
 to NationsBank
 of Texas, N.A................. $823,014  $751,874  $713,833
                                ========  ========  ========

The accompanying notes are an integral part of these statements.
NOTES
1. Sabine Royalty Trust (the "Trust") is an express trust formed under the laws of Texas by the Sabine Corporation Royalty Trust Agreement (the "Trust Agreement") made and entered into effective as of December 31, 1982, between Sabine Corporation ("Sabine"), as trustor, and InterFirst Bank Dallas, N.A. ("InterFirst"), as trustee (the "Trustee"). Contemporaneously with the execution of the Trust Agreement, Sabine, the Trustee and InterFirst, as escrow agent (the "Escrow Agent"), entered into an escrow agreement which establishes an escrow (the "Escrow"). Prior to distribution of units of beneficial interest (the "Units") in the Trust to Sabine's shareholders, Sabine transferred to the Trust royalty and mineral interests, including landowner's royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and other similar, non-participatory interests, in certain producing and proved undeveloped oil and gas properties in six states (the "Royalty Properties").
In May 1988, Sabine was acquired by Pacific Enterprise ("Pacific"), a
California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) ("Pacific (USA)"), a California corporation and a wholly owned subsidiary of Pacific, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific
(USA), as successor to Sabine, has assumed by operation of law all of Sabine's rights and obligations with respect to the Trust.
In connection with the transfer of the Royalty Properties to the Trust upon its formation, Sabine had reserved to itself all executive rights, including rights to execute leases and to receive bonuses and delay rentals. In January 1993, Pacific (USA) completed the sale of substantially all its producing oil amd gas assets to a third party. The sale did not include the executive rights relating to the Royalty Properties, and Pacific (USA)'s ownership of such rights was not affected by the sale.
In June 1987, InterFirst was merged with RepublicBank Dallas, National Association. RepublicBank Dallas, National Association was the survivor of the merger and, in connection therewith, changed its name to First RepublicBank Dallas, National Association. First RepublicBank Dallas, National Association ("First Republic"), as successor to InterFirst, served as Trustee of the Trust and as Escrow Agent from June 1987 until July 1988. On July 29, 1988, First Republic was declared insolvent by the Federal Deposit Insurance Corporation (the "FDIC") and certain assets and liabilities of First Republic were transferred to NCNB Texas National Bank ("NCNB Texas"), which was established as a bridge bank by the FDIC pursuant to authority granted under the Competitive Equality Banking Act of 1987. NCNB Texas was subsequently acquired from the FDIC by NCNB Corporation. The name of NCNB Texas was changed effective December 31, 1991 to NationsBank of Texas, N.A. (the "Bank"). The Bank, as successor to First Republic, now serves as Trustee of the Trust and as Escrow Agent. The compensation agreement under the Trust Agreement provides for a "cost plus" fee payable to the Bank for all services rendered in its capacities as

Trustee and as Escrow Agent. Generally, the fees payable to the Bank are calculated by dividing the expenses incurred by the Bank, as Trustee and as Escrow Agent, solely for services provided by the Bank in the administration of the Trust and the Escrow by seven-tenths (0.7). Professional and other noncontributing (out-of-pocket) expenses incurred by the Bank, as Trustee or as Escrow Agent, as the case may be, in the performance of its duties in the foregoing capacities are charged to the Trust or the Escrow, as the case may be, at cost. These expenses do not contribute to the fees payable to the Bank described above. Annually, the Trustee must estimate Trust and and publish this amount in the Trust's first quarterly report to Unit holders. The Trustee can be penalized by forfeiture of reimbursement for part of its expenses if such expenses exceed the estimate. The Trustee also can earn a bonus by administering the Trust for total costs that are lower than the estimate.
2. Escrow Agent's fees and Trustee's fees consist of a profit margin plus all fully allocated costs incurred by the Bank, as Trustee and as Escrow Agent, in performing administrative services to the Trust as specified in the Trust Agreement.
Administrative costs do not include any professional and related expenses to third parties.
All costs incurred by the Bank in its capacities as Trustee and as Escrow
Agent are accumulated in one account. Fees based thereon are allocated between the Trustee function and the Escrow Agent function according to the actual administrative services rendered by the Bank in each capacity. Any determinations by the Bank as to the allocation of the fee between the Trustee and the Escrow Agent are conclusive and binding on the Unit holders and Pacific
(USA), but in no event does the Bank's allocation affect the aggregate fee payable to the Bank.
3. The Bank did not earn a bonus for 1996, 1995 or 1994; therefore, none will be taken in 1997 and none was taken in 1996 or 1995.
A total of $145,397 of Trustee's fees and Escrow Agent's fees paid to the Bank in January and February 1997 was based on expenses incurred in 1996. Of this amount, $71,008 is included in the 1996 statement and the remaining $74,389 will be included in the subsequent year's statement.
Similarly, a total of $129,746 of Trustee's fees and Escrow Agent's fees paid to the Bank in January and February 1996 was based on expenses incurred in 1995. Of this amount, $67,675 is included in the 1995 statement, and the remaining $62,071 is reflected in the 1996 statement. A total of $120,912 of Trustee's fees and Escrow Agent's fees paid to the Bank in January and February 1995 was based on expenses incurred in 1994. Of this amount, $60,648 is included in the 1994 statement and the remaining $60,264 is included in the 1995 statement.